UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

136-20 38th Ave., Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒              Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events- Appointment of Directors

On September 4, 2020, the Company held its Annual Meeting of Shareholders and seven directors were elected including Mr. Chaohui Deng and Ms. Ichi. Now the Board of Directors of Golden Bull Limited includes Ms. Ping Liu the chairwoman of the Board of Directors; Mr. Min Hu the executive director and Chief Executive Officer; Mr. Erke Huang the executive director and Chief Financial Officer; Mr. Hong Yu the executive director and Chief Strategy Officer; Mr. Yan Xiong an independent director and chairman of Compensation Committee; Mr. Chaohui Deng an independent director and chairman of Nomination Committee; and Ms. Ichi Shih an independent director and chairwoman of Audit Committee.

Ms. Ichi Shih has over 15 years of experience building and advising corporations through internal financial management, M&A transactions, and capital market transaction across several global regions. From 1995 to 1998, Ms. Ichi Shih worked as an Equity Lending Assistant of Societe Generale in New York. From 1998 to 2000, She worked as Financial Analyst of Goldman Sachs & Co. in New York. From 2003 to 2007, she worked as Senior Associate of Westminster Securities in New York. From 2007 to 2009, she worked as Vice President of Brean Murray in New York. From 2009 to 2011, she worked as CFO of China Valves Technologies in both Hongkong and US. From 2012 to 2014, she worked as Senior Vice President of Glory Sky Group in Hong Kong. In 2015, she worked as Listing Advisor of Nasdaq Dubai in Dubai and Shanghai. From 2016 to 2017, she worked as CFO of Cubetech Global Asset in Beijing. From 2017 to 2018, she worked as CFO of ProMed Clinical Research Organization Inc. in Beijing. From 2018 until now, she has worked as a Partner of Cathay Securities Inc. in Beijing and New York. Ms. Ichi Shih received her Bachelor’s degree in Accounting and International Business from Stern School of Business at New York University in 1995 and Master’s degree in International Finance and Business from School of International and Public Affairs at Columbia University in 2002. Ms. Ichi Shih holds a CPA Certificate from American Institute of Certified Public Accountants.

The Company and Ms. Ichi Shih also entered into a director agreement (the “Shih Director Agreement”) on September 7, 2020, pursuant to which the Company agreed to pay Ms. Shih one thousand dollars (US $1000) per quarter for serving on the Board for a one-year period ,subject to a one-year renewal, starting from the effective date of the Shih Director Agreement. The Company shall also reimburse Ms. Shih for reasonable and approved expenses incurred by her in connection with the performance of her duties under the Shih Director Agreement. A copy of the Shih Director Agreement is filed as Exhibit 10.1 to this Report on Form 6-K.

Ms. Shih has no family relationship with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Ms. Shih had, or will have, a direct or indirect material interest.

Mr. Chaohui Deng was born in January 1969. From 1995 to 2010, he worked as the board secretary and Vice President of Hunan Jinguo Industrial Co., Ltd. From 2011 until now, he has been working as a private investor and serves as private counsel for several listed companies in the PRC. He holds a bachelor’s degree in Accounting from Hengyang Industrial College China.

The Company and Mr. Chaohui Deng also entered into a director agreement (the “Deng Director Agreement”) on September 7, 2020, pursuant to which the Company agreed to pay Mr. Chaohui Deng one thousand dollars (US $1000) per quarter for serving on the Board for a one-year period , subject to a one-year renewal, starting from the effective date of the Deng Director Agreement. The Company shall also reimburse Mr. Deng for reasonable and approved expenses incurred by his in connection with the performance of his duties under the Deng Director Agreement. A copy of the Deng Director Agreement is filed as Exhibit 10.2 to this Report on Form 6-K.

Mr. Deng has no family relationship with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Deng had, or will have, a direct or indirect material interest.

Sale of Point Cattle Holdings Limited

On September 8, 2020, the Board decided to sell the Company’s subsidiary Point Cattle Holdings Limited registered in the British Virgin Islands. Point Cattle Holdings Limited with its subsidiaries and VIEs represents the operations of our peer to peer lending business and the car rental business in PRC. The price for the sale of all of the shares was US$10 and other good and valuable consideration. The Share Purchase Agreement was signed with Sharp Whale Limited, an unaffiliated third party. The transaction was completed with the receipt of the payment by Sharp Whale Limited. By selling Point Cattle Holdings Limited, the Board has decided to fully exit the peer to peer lending business and focus more on bitcoin mining business. The car rental business is still expected to be operated under Golden Bull USA, Inc. in the United States, subject to curtailment of the coronavirus pandemic.

Exhibits

No.	Description

10.1	Ichi Shih Independent Director Agreement

10.2	Chaohui Deng Independent Director Agreement

10.3	Share Purchase Agreement between Golden Bull Limited and Sharp Whale Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Bull Limited

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

Date: September 14, 2020

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